UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-34984

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First Majestic Silver Corp.

(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800
Vancouver, B.C.  V6C 3L2

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This amendment to the Report on Form 6-K of First Majestic Silver Corp. previously filed on June 19, 2020, is being filed in order to incorporate a document filed as part of the original Report on Form 6-K into the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-227855). Except as set forth herein, there are no other changes to the original Report on Form 6-K.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Majestic Silver Corp. (File No. 333-227855).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1*	Material Change Report, dated June 18, 2020

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*Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: June 19, 2020	By:	/s/ Connie Lillico
	Name:	Connie Lillico
	Title:	Corporate Secretary